Exhibit 99.3

NEW PERDIGÃO AGRO-INDUSTRIAL COMPLEX

COMPANY SIGNS PROTOCOL OF INTENTIONS WITH

THE PERNAMBUCO STATE GOVERNMENT AND THE MUNICIPALITY OF BOM CONSELHO

                Perdigão signed a protocol of intentions this Monday (17/09) with the government of Pernambuco state and the municipality of Bom Conselho to build an agro-industrial complex in the town, which is located 287 kilometers from Recife. Two plants will be constructed in an area covering 100 hectares — one for Batávia for processing dairy products and the other for Perdigão for the meat processing (specialty meats). A Distribution Center will also be constructed.

                The investments for the project come to an estimated R$ 280 million between fixed investment and working capital of Perdigão, Batávia and fixed investments from third parties, this investments will be used to purchase trucks for the distribution of the meat-based products and milk transporters, storage and cooling tanks and milking equipment.

                Perdigão should be able to depend on resources from the Northeast Constitutional Fund to finance the project which will also receive incentives from the state government through the Pernambuco Development Program (Prodepe). The Bom Conselho municipal government will help provide the infrastructure required to establish the complex. The farmers will have access to lines of credit from the National Program to Strengthen Small Farmers (Pronaf) to help them increase and improve the raising of raw material to supply the future demand for milk from the Batávia plant.

The complex should create 950 direct and outsourced jobs and another 2,850 indirect employees, including those working at the Distribution Center, on a gradual basis. The first groups of employees to be hired in the region will undergo training at some of the company´s other plants and will work as instructors to help the other workers improve productivity.

                The ceremony at which the protocol was signed was held at the Campo das Princesas Palace and was attended by the state governor, Eduardo Campos, the mayor of Bom Conselho, Audálio Ferreira de Araújo, and the chairman of Perdigão, Nildemar Secches. Mr. Secches said the fact that the Northeastern economy was growing at a faster rate than the national average had led the company to decide for the region to construct a new agro-industrial complex covering the meat and dairy products segments.

The consumption had expanded by 8% in the Northeast last year and expectations for this year were extremely buoyant. “The arrival of the company here brings the production of the consumption and the workforce closer, reinforces our presence in the region and increases the range of products offered to the consumer,” Mr. Secches said.

He pointed out that before deciding on the municipality of Bom Conselho, the company had looked at the whole area between the states of Bahia and Rio Grande do Norte to try and find a strategic point which would facilitate the distribution. “The dairy region of Bom Conselho is one of the largest in Pernambuco. The availability of water and labor also weighed in the choice, as did the location which provides access to the whole of the Northeast,” he added.

Work on the new complex is scheduled to start this year and should be completed within 18 to 24 months.

PERDIGÃO PLANT

                The Perdigão plant which will be part of the Bom Conselho Agro-industrial Complex will produce processed meat. The raw material to supply the plant will come initially from other units of the company. However, the company´s intention in the short term is to encourage the development of local suppliers of raw material and supplies in general.

                Perdigão will invest R$ 150 million to set up the specialty meat processing unit. It will create 400 direct, 100 outsourced and 1,500 indirect jobs. When the plant is fully operational, it is expected to have revenues of R$ 250 million.

                Perdigão intends using its operations in the Northeast to increase its presence in the region, where it is already the market leader in frozen and processed meat products. According to ACNielsen, the company´s market share in the frozen meat segment came to 40.4% in 2007, with the top product being frozen hamburger with 43.2% of the market. Processed meat products have 37.9% of market share, with sausages leading the list with 21.4% of the market.

BATÁVIA PLANT

                Long-life milk, yogurts and general milk by-products will be produced at the Batávia plant to be constructed at Bom Conselho. The company will absorb most of the production of the local dairy regions and create 200 direct, 250 outsourced and around 1,350 indirect jobs. Investments will amount to around R$ 130 million and revenues are estimated at R$ 350 million.

                The Batávia project also foresees the establishment of an experimental farm covering 50 hectares near the agro-industrial complex. The objective is to find the best genetic strain of cattle in the region, reduce prices and improve productivity.

                Batávia intends using the experimental farm, which will have modules for raising dairy cows and production, as well as a classroom, milking area, and milk and animal feed storage facilities, to develop a network of suppliers to supply the plant  within the company´s integration system already used for chicken and hog production.

BUSINESS ACTIVITY

                Bom Conselho, located in the rocky, dry upstate part of Pernambuco state (Garanhuns district) covers an area of 798 square kilometers. According to the latest figures from the Brazilian official statistics agency, the IBGE, it has more than 43,000 inhabitants.

                The main economic activity in the municipality is cattle-raising. Figures from the local municipality government show that Bom Conselho has the largest dairy concentration in Pernambuco, with a density of 45 animals per square kilometer.

                Poultry-raising is also significant and plays an important role in meeting the demand of the inland area and the backlands known as the sertão. In terms of arable farming, temporary crops, such as herbaceous cotton, beans, manioc and corn and permanent crops like coffee, banana, sweet potato and mango, are grown.

São Paulo (SP), September 17 2007.

For more information please contact Edina Biava: 55 11 3718-5465

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.